SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2 3 4 5

A copy of the disclosure letters we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

2006 audited financial statements of the Company;

election of Ms. Ma. Lourdes C. Rausa-Chan as director of the Company;

record date for the Annual Meeting of Stockholders of the Company;

promotion to or within officer rank of certain employees of the Company; and

cash dividend declaration on the Company’s Common Capital Stock, Series V and VI Cumulative Convertible Preferred Stock.

11 5 6 5 4

Exhibit 1

March 6, 2007

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC From 17-C with a press release attached thereto regarding the 2006 audited financial statements of the Company.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

March 6, 2007

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the 2006 audited financial statements of the Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,189,030 As of January 31, 2007	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  6 March 2007

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_______________________________________________________

_______________________________________________________

_______________________________________________________

Exhibit 1

Press release

2006 CONSOLIDATED NET INCOME REACHES P35.1 BILLION

CORE NET INCOME OF P31.5 BILLION UP 9% FROM PREVIOUS YEAR

FINAL DIVIDEND OF P50 PER SHARE DECLARED

CELLULAR SUBSCRIBER BASE EXCEEDS 25 MILLION

•         Consolidated net income of P35.1 billion for the year 2006, 3% higher than P34.1 billion net income in 2005

•         Core net income at P31.5 billion, an increase of 9% from the previous year’s P29.0 billion

•         Consolidated service revenues up 3% to P125.1 billion; wireless service revenues increase 5% to P78.4 billion; ePLDT service revenues rise 122% to P6.5 billion

•         Consolidated EBITDA reaches P79.6 billion; consolidated EBITDA margin stable at 64% of service revenues

•         Final dividend of P50 per share declared; total dividend payout for 2006 increases to P100 per share representing 60% of core earnings per share

•         Cellular subscriber base surpasses 25 million in February 2007

•         Broadband subscribers for the Group more than double in 2006 to 265,000 as total revenue contribution from broadband and internet services surge 49% to P5.2 billion

•         Consolidated debt declines to US$1.76 billion; net debt down to US$1.2 billion; Piltel prepays all of its restructured debt making it debt free

MANILA, Philippines, 6thMarch 2007 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced consolidated net profit of P35.1 billion for the year 2006, an increase of 3% from the P34.1 billion net profit reported last year. This year’s results benefited from the reversal of earlier provisions made in connection with an onerous contract relating to ACeS satellite, offset by lower foreign exchange translation gains and lower benefit from the recognition of certain deferred tax assets, additional depreciation expense as well as higher asset impairment charges. Core net income, net of these exceptional items, rose to P31.5 billion in 2006, 9% over the core net income of P29.0 billion in 2005. Consolidated service revenues increased by 3% to P125.1 billion, notwithstanding the 6.8% appreciation of the peso which negatively impacted 35% of the PLDT Group’s revenues that are dollar-linked. Consolidated EBITDA improved by 3% to P79.6 billion while EBITDA margin remained stable.

Core earnings attributable to each common share reached P168 per share, an increase of 5% compared with P160 per share last year.

The Group’s consolidated balance sheet continued to strengthen with consolidated debt balances down to US$1.76 billion. Net debt as at 31st December 2006 stood at US$ 1.2 billion. Net debt to EBITDA and net debt to free cash flow ratios improved to 0.7 times and 1.6 times, respectively.

Exhibit 1

Consolidated free cash flow remained strong at P33.7 billion in 2006 despite the increases in capital expenditures and working capital requirements. Consolidated capital expenditures increased to P21.1 billion, or 41% higher than 2005 levels, and were primarily utilized on the rollout of our 3G network and 150,000 Next Generation Network (“NGN”) lines, the build-out of 2,300 wireless broadband-capable base stations and the expansion of the Company’s nationwide Digital Fiber Optic Network. Total capital expenditures for 2006 remained below annual depreciation costs and represented 17% of service revenues. For 2007, capital expenditures for the Group are expected to range between P20-22 billion.

Approximately P20 billion of our cash were utilized to pay down debt, with another P18.8 billion applied to pay out cash dividends, and the balance of P11.2 billion used for investments in new businesses. On 4th December 2006, Pilipino Telephone Corporation (“Piltel”) made a final prepayment of US$232.6 million, representing the balance of Piltel’s total outstanding restructured debt after the initial amount of US$176 million was prepaid on 5th June 2006. Of the total prepayments, US$127 million were paid to third party creditors with the balance being paid to parent company, Smart Communications, Inc (“Smart”). This has left Piltel practically debt free.

Earlier today, the Company’s Board of Directors declared a final dividend of P50 per share. Added to the previously paid interim dividend of P50 per share, total dividends for the year will amount to P100 per share, representing a payout of 60% of 2006 core earnings. Total dividend payments for 2006 increased by 53% to P18.8 billion, from P12.3 billion paid in 2005.

“We are extremely pleased to announce the declaration of a final dividend for 2006 of P50 per share, bringing total dividends to P100 per share for the year. Our strengthening financial position, anchored on another record profit level, allows us to take advantage of new growth opportunities while, at the same time, increasing returns to our shareholders”, stated Manuel V. Pangilinan, PLDT Chairman.

Wireless: Pursuing Change

Consolidated wireless service revenues rose to P78.4 billion for the full year 2006, 5% higher than the P74.7 billion realized last year, with cellular subsidiaries, Smart and Piltel continuing their solid performance. Service revenues of P20.4 billion in the fourth quarter were 5% higher than the third quarter revenues due to the increased usage normally associated with the holiday season and despite the negative impact of natural calamities such as several typhoons which interrupted service in certain local areas intermittently.

Consolidated wireless EBITDA improved by 5% to P50.3 billion in 2006 from P48.0 billion in 2005 while EBITDA margins stayed at 64%.

Page 6 of 11
The PLDT Group’s total cellular subscriber base for the year grew by 3.8 million to 24.2 million. For the year, Smart recorded net additions of approximately 1.78 subscribers while Talk ‘N Text added about 2.0 million subscribers to end 2006 with 17.2 million and 7.0 million subscribers, respectively. In February 2007, the PLDT Group’s cellular subscriber base surpassed the 25 million mark as Smart and Piltel added 900,000 new net subscribers in the first two months of the year.

Exhibit 1

For 2006, Smart focused on segmenting its market by offering sector-specific, value-driven packages such as All Text – a new variety of top-up providing a fixed number of messages or minutes with prescribed validity periods. Voice offerings included Tipid Talk and All Talk 20. In January 2007, Smart expanded on the All Text concept and introduced LAHATxt, a top-up which offers a bundle of text messages applicable to all networks, with LAHATxt 35 available to all Smart prepaid subscribers and LAHATxt 20 for Talk ‘N Text subscribers. These innovative packages provide better network efficiency while increasing yield per SMS.

The second half of 2006 also saw a series of marketing initiatives designed to enhance both consumer product benefits as well as brand equities. Smart launched the “Ang Saya” thematic campaign, positioning Smart Buddy as an innovative lifestyle brand which adds excitement, fun and helps you get more “life out of life”, while Talk ‘N Text, on the other hand, had its “Gumagaan ang Life” thematic campaign affirming Talk ‘N Text’s superior value proposition aimed at lower-income segments of the market.

Last February 12, 2007, at the 3GSM Congress in Barcelona, Smart announced that it would soon launch pilot projects in the Middle East and Europe offering low-cost remittance services using its mobile phone-based financial services platform. Called the Smart Services Hub, the platform will enable mobile operators and banks to serve the remittance needs of migrant populations in their respective countries. Through the platform, migrant workers will be able to send remittances to their countries via SIM-based services anytime, anywhere -- all at the speed of a text message. Smart’s initiatives are part of the global mobile money transfer program of the GSM Association, the global trade association of GSM operators. Supported by 19 of the world’s leading mobile operators, this program aims to create a money transfer solution that will take advantage of the pervasiveness of mobile phone networks worldwide while, at the same time, offering lower cost and faster remittances.

Smart will launch its cellular-based money transfer pilot in the Gulf state of Bahrain, under the brand name Smart Remit, in tandem with MTC Vodafone Bahrain of the MTC Group, one of the leading mobile phone groups in the region. Smart is also firming up a partnership with a leading regional bank based in Bahrain. In Europe, Smart is pursuing a similar arrangement with a mobile operator and a bank operating in Italy.

“This innovative service will give overseas workers in general, and Filipinos in particular, the power of choice. Using their mobile phones, they can send home money in the amounts they wish whenever they want and wherever they may be at a more affordable cost,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Consistent with its intent to develop new businesses beyond cellular, Smart has grown its wireless broadband subscriber base to about 122,000 by the end of 2006 under its Smart Bro wireless broadband service. Smart Bro added 29,000 new subscribers in the fourth quarter alone. Smart now has close to 2,500 wireless broadband-enabled base stations providing high-speed internet access to about 500 cities and municipalities all over the Philippines The increasing network coverage of Smart Bro continues to provide the PLDT Group with a complementary service in areas that are currently not covered by PLDT’s Fixed Line DSL service.

Page 7 of 11

Exhibit 1

“The strong performance of Smart is underpinned by its commitment to push back barriers to drive both subscriber activations and usage. We are not content to uphold merely our leadership position in the industry. We continue to pursue innovation and to build new businesses around our mainstream voice and text services with the objective of bringing positive and practical changes to people’s lives. These past few weeks alone have seen us forging partnerships that will bring about groundbreaking services and applications," added Nazareno.

PLDT Fixed Line: Managing Change

Fixed Line service revenues decreased 1% to P49.1 billion in 2006 from P49.7 billion in 2005 as improvements in data revenues, both from corporate data and residential DSL services, were offset by the continued decline in revenues from the local exchange and ILD services. Our dollar-linked revenues arising from the local exchange and ILD businesses were adversely impacted by the 6.8% appreciation of the average US dollar/peso exchange rate in 2006. Fixed Line revenues would have improved 2% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers exceeded 133,000 at the end of 2006 with another 300,000 subscribers using our Vibe dial-up Internet service. PLDT DSL and Vibe contributed P3.5 billion in revenues for 2006, up 32% from P2.7 billion in 2005. PLDT DSL and Vibe made up 69% of the PLDT Group’s broadband and internet revenues for the year.

Fixed Line EBITDA in 2006 declined slightly to P28.4 billion in line with the decrease in revenues; EBITDA margin remained stable at 58%.

"We must remember that the move to NGN is not the goal in itself but rather a key enabler for the Group’s transformation. This change is starting to show results with the Group’s broadband and internet revenues growing by 49% in 2006 to P5.2 billion as PLDT DSL and SmartBro subscribers more than doubled to 265,000. Our ability to stay ahead in the broadband revolution is particularly important for the Fixed Line business as it enables us to manage the transition from traditional voice services to other revenue streams that can deliver growth for the future," declared Nazareno.

ePLDT: Redefining its Focus

ePLDT, the Group’s information and communications technology arm, reported service revenues of P6.5 billion for 2006, a 122% increase from P3.0 billion last year, driven by the continued growth in the call center business (ePLDT Ventus) and the consolidation of SPi Technologies (SPi), after its acquisition in July 2006.

Consolidated call center revenues continued to make significant gains, growing 35% to P2.6 billion as a result of increased capacity utilization and billable hours for new and existing clients, and despite the appreciation of the peso. ePLDT Ventus now operates eight facilities with combined seats of 5,600 and an employee base of 6,400.

Exhibit 1

SPi, on the other hand, generated revenues of P4.8 billion in 2006, of which P2.6 billion were consolidated into ePLDT from July 2006 onwards, after ePLDT completed its acquisition that month. In addition to the Philippines and the USA, SPi has operations in India and Vietnam. Consolidated seats total 3,700 of which 80% are located in the Philippines. SPi was ranked fourth globally among the “Top Best BPO Providers” and fifth among “Top Leaders in Human Capital Development” by CMP/Cybermedia. SPi has also been included in the “Leaders Category” for The 2007 Global Outsourcing 100 by the International Association of Outsourcing Professionals.

“ePLDT will be focused on its two key fronts – the call center business where we continue to gain ground and the BPO business where we aim to expand both through organic growth and selective acquisitions. Together, our contact center business – voice and data – had approximately 9,300 seats and a manpower complement of close to 12,000. ePLDT’s participation in these key growth sectors allows the PLDT Group to diversify its revenue base and tap into markets outside the domestic economy.”, said Ray C. Espinosa, ePLDT President and CEO.

Outlook for 2007 – Transformation Underway

“The PLDT Group is at a stage where it needs to strike a delicate balance as it transitions from its existing businesses to what we call Next Generation Communications. This transformation goes beyond upgrading our network to an all-IP Next Generation Network - we will need to re-engineer our processes, integrate our platforms, transform our products and re-orient our people. In so doing, we will enable the PLDT Group not only to cope with change but to benefit from it as well. 2006 saw the beginnings of this transformation as we rolled out NGN, 3G and wireless broadband. In 2007, we will work on the integration of our information technology and other convergent platforms. We will maximize the opportunities provided by our large subscriber base and our extensive infrastructure, especially in the rapidly expanding broadband space where we can harness our fixed and wireless capabilities to capitalize on its huge potential. We will continue to drive innovation as exemplified by our recent initiatives on the m-commerce and remittance fronts”, stated Nazareno.

Pangilinan concluded by saying that ”We expected 2006 to be a challenging year for us as indeed it was – both the operating and competitive environments proved to be demanding. Our performance in 2007 will be impacted by a number of factors, including the sourcing of new areas of growth for the PLDT Group, continuing implementation of cost controls, volatility in the US dollar/peso exchange rates which affect our dollar-linked revenues, and an increase in depreciation and income tax provisions. For 2007, we estimate our core net income to rise in the range of P32-33 billion.

Considering, however, that our net foreign exchange liabilities have been considerably reduced owing to the significant reduction in debt we have achieved over the past few years, the effect of foreign exchange movements on our reported profit has been significantly mitigated – whether positively or negatively. In the absence of exceptional gains unrelated to foreign exchange which may arise in the course of 2007, we will see the Group’s core and reported net incomes beginning to converge starting this year.

Page 9 of 11

Exhibit 1

Beyond protecting our base businesses and developing new revenue streams, however, we are cognizant of the pivotal role we play in nation building. Our investments will equip our country with the requisite infrastructure to continue its economic progress and, at the same time, provide Filipinos everywhere with relevant, high-value and affordable services.”

###

(a)      As restated

(b)      EPS based on reported net income

(c)       Net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items

(d)      EPS based on net income excluding the net impact of gains/losses on FX and derivative transactions and certain adjusting items

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

Exhibit 1

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

March 6, 2007

Philippine Stock Exchange

Disclosure Department

4/F PSE Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding the election of Ms. Ma. Lourdes C. Rausa-Chan as director of Philippine Long Distance Telephone Company to serve as such effective immediately and for the unexpired term of his predecessor in office, Mr. Antonio O. Cojuangco.

Ms. Ma. Lourdes C. Rausa-Chan is the Company’s General Counsel, Corporate Secretary and Senior Vice President for Corporate Affairs and Legal Services.

This shall serve as our disclosure in compliance with the PSE Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Exhibit 2

March 6, 2007

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C regarding the election of Ms. Ma. Lourdes C. Rausa-Chan as director of Philippine Long Distance Telephone Company to serve as such effective immediately and for the unexpired term of his predecessor in office, Mr. Antonio O. Cojuangco.

Ms. Ma. Lourdes C. Rausa-Chan is the Company’s General Counsel, Corporate Secretary and Senior Vice President for Corporate Affairs and Legal Services.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,189,030 As of January 31, 2007	N/A	N/A
	Total No. of Stockholders	Domestic	Foreign

-----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 6 March 2007

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_______________________________________________________

_______________________________________________________

_______________________________________________________

Exhibit 2

11. Item 4 (Election of Director)

In compliance with the disclosure requirements of the Securities and Exchange Commission, we advise that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on March 6, 2007, the Board elected Ms. Ma. Lourdes C. Rausa-Chan as director to serve as such effective immediately and for the unexpired term of his predecessor in office, Mr. Antonio O. Cojuangco.

Ms. Ma. Lourdes C. Rausa-Chan is the Company’s General Counsel, Corporate Secretary and Senior Vice President for Corporate Affairs and Legal Services.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

March 6, 2007

Exhibit 3

March 6, 2007

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that the Annual Meeting of Stockholders of the Company will be held on June 12, 2007 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock P.M. in Makati City, Philippines.

We enclose a copy of the resolution fixing April 12, 2007 as the record date for the determination of stockholders entitled to notice of and to vote at said Annual Meeting.

We also advise that per our Company’s By-Laws the nominations for election of directors at the Annual Meeting of Stockholders shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 9, 2007.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 3

March 6, 2007

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17 of Securities Regulation Code (“SRC”), we are submitting herewith five (5) copies of SEC Form 17-C in connection with the Annual Meeting of Stockholders of the Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 3

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,189,030 As of January 31, 2007	NA	NA
Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 3

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 6 March 2007

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________________________________________________________________________________________________________________

Exhibit 3

In compliance with the disclosure requirements of the Securities and Exchange Commission, we advise that the Annual Meeting of Stockholders of the Company will be held on June 12, 2007 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock P.M. in Makati City, Philippines.

The Board of Directors of the Company has fixed April 12, 2007 as the record date for the determination of stockholders entitled to notice of and to vote at said Annual Meeting. The transfer books of the Company will not be closed.

We also advise that per our Company’s By-Laws the nominations for election of directors at the Annual Meeting of Stockholders shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 9, 2007.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 6, 2007

Exhibit 3

SECRETARY’S CERTIFICATE

I, MA. LOURDES C. RAUSA-CHAN, Corporate Secretary of Philippine Long Distance Telephone Company (the “Company”) hereby certify that:

1. At a meeting of the Board of Directors of the Company held on March 6, 2007, the following resolution was passed and adopted:

“RESOLVED, that April 12, 2007 be, and said date is hereby, fixed as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders of the Company which will be held in accordance with the Company’s By-laws in Makati City, on Tuesday, June 12, 2007 at 4:00 o’clock P.M.”

2.         The aforequoted resolution is still in full force and effect.

IN WITNESS WHEREOF, I have set my hand and affixed the seal of the Company this 6th day of March, 2007 at Makati City, Philippines.

/s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

SUBSCRIBED AND SWORN to before me this 6th day of March, 2007 at Makati City, affiant exhibited to me her Philippine Passport No. KK627621 issued in Manila by the Department of Foreign Affairs on December 10, 2002 and valid until December 10, 2007.

(original signed)

Nicanor G. Nuevas

Notary Public for the City of Makati

Until December 31, 2008

Notarial Appointment No. M 121

Roll of Attorneys No. 26082

IBP Lifetime Roll No. 02376 – 05/11/01

PTR No. 0267519 – 01/02/2007

9/F MGO Bldg., Dela Rosa St.

Legaspi Village, Makati City, Metro Manila

Doc. No. 352

Page No. 72

Book No. VIII

Series of 2007.

Exhibit 4

March 6, 2007

Philippine Stock Exchange

Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding promotion to or within officer ranks of certain employees of Philippine Long Distance Telephone Company.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 4

March 6, 2007

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C regarding promotion to or within officer ranks of certain employees of Philippine Long Distance Telephone Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 4

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405

Contact Person Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day

Fiscal Year Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc Amended Articles

Number/Section

Total Amount of Borrowings

2,189,030 As of January 31, 2007	N/A	N/A

Total No. of Stockholders Domestic Foreign

---------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number __________________________

LCU

Document I.D. __________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 4

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 6 March 2007

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________

________________________________________________________

________________________________________________________

Exhibit 4

11. Item 9 (Other Events)

At the meeting of the Board of Directors of the Company held on March 6, 2007, the Board approved the promotion of the following persons to the positions indicated opposite their respective names effective March 6, 2007:

Name Position

1. Leo I. Posadas	From Vice President, Treasury to First Vice President, Treasury
2. Oliver Carlos G. Odulio	From Assistant Vice President, Supply Chain to Vice President, Supply Chain
3. Ana Maria A. Sotto	From Assistant Vice President, Corporate Service Delivery Management to Vice President, Corporate Service Delivery Management
4. Julieta S. Tañeca	From Assistant Vice President, Retail Service Delivery to Vice President, Retail Service Delivery
5. Melissa V. Vergel de Dios	From Assistant Vice President, Property and Facilities Management to Vice President, Property and Facilities Management

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 6, 2007

Exhibit 5

March 6, 2007

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on March 6, 2007, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2005:

1.         P50.00 per outstanding share of the Company’s Common Capital Stock, payable on April 20, 2007 to the holders of record on March 20, 2007.

2.         P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending April 15, 2007, payable on April 15, 2007 to the holders of record on March 20, 2007.

3.         US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending April 15, 2007, payable on April 15, 2007 to the holders of record on March 20, 2007.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 5

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,189,030 As of January 31, 2007	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 5

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 6 March 2007

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_______________________________________________________

_______________________________________________________

_______________________________________________________

Exhibit 5

Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on March 6, 2007 declared, out of the unrestricted retained earnings of the Company as of December 31, 2005, the following cash dividends:

1. P50.00 per outstanding share of the Company’s Common Capital Stock, payable on April 20, 2007 to the holders of record on March 20, 2007.

2. P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending April 15, 2007, payable on April 15, 2007 to the holders of record on March 20, 2007.

3. US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending April 15, 2007, payable on April 15, 2007 to the holders of record on March 20, 2007.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 6, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 6, 2007